September 23, 2025

Qing Sun
Chief Executive Officer
AA Mission Acquisition Corp. II
21 Waterway Avenue, STE 300 #9733
The Woodlands, TX 77380

       Re: AA Mission Acquisition Corp. II
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 11, 2025
           File No. 333-289768
Dear Qing Sun:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed September 11, 2025 General

1. We note your disclosure that the completion window is 18 months from the closing of this offering, or up to 24 months from the closing of this offering if you extend the period of time to consummate a business combination by up to two additional periods of three months each. We also note your disclosure that, pursuant to the terms of your amended and restated memorandum and articles of association and the trust agreement, in order for the time to be extended in this manner, your sponsor must deposit $0.10 per each public share then outstanding into the trust account for each three-month extension. However, the form of amended and restated memorandum and articles of association filed as Exhibit 3.2 refers to a completion window of 24 months and does not appear to contain any provisions that would allow for additional time pursuant to a sponsor extension as you describe in the prospectus. Similarly, the form
 September 23, 2025
Page 2

      of investment management trust agreement filed as Exhibit 10.2 refers to a completion window of 18 months and does not appear to speak to a sponsor extension as you describe in the prospectus. Please revise as appropriate to reconcile these discrepancies.
       Please contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters.
Please contact Pearlyne Paulemon at 202-551-8714 or Benjamin Holt at 202-551-6614 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Michael J. Blankenship